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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                       Commission File Number: 0-27817

                         NOTIFICATION OF LATE FILING

(Check One):    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                [x] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2002
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[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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READ INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

Edison Schools Inc.
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Full Name of Registrant


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Former Name if Applicable

521 Fifth Avenue, 11th Floor
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Address of Principal Executive Office (STREET AND NUMBER)

New York, NY 10175
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On May 14, 2002, the Registrant announced that it had concluded and resolved a confidential informal inquiry of its accounting practices and policies by the staff of the Securities and Exchange Commission (the "SEC"). The SEC issued an order in connection with the conclusion of the inquiry, which required the Registrant to take certain actions, including to restate certain portions of its historical financial statements, reclassify certain revenues and expenses and enhance its disclosure practices and its internal accounting system. The SEC order is further discribed in the Registrant's press release of May 14, 2002, filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed May 15, 2002, which is attached as Exhibit A hereto. Because (i) the review of the Registrant's accounting practices and policies required significant attention of the Registrant's accounting staff, management and independent auditors, and (ii) the recently issued SEC order (issued May 14, 2002) necessitates certain adjustments to the Registrant's disclosure to be included in its Form 10-Q for the period ended March 31, 2002, the Registrant is unable to complete the preparation of its Form 10-Q for the three months ended March 31, 2002 in sufficient time to permit the Registrant's Form 10-Q to be filed by the due date, May 15, 2002, without unreasonable effort or expense. The Registrant will file its Form 10-Q for the three months ended March 31, 2002 on or before the fifth calendar day following the prescribed due date.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    David A. Graff                         (212)                419-1600
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            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [x] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached hereto as Exhibit A is the Registrant's Current Report on Form 8-K, filed on May 15, 2002, which includes (i) as Exhibit 99.1 thereto, the Registrant's press release of May 14, 2002 announcing its financial results for the three months ended March 31, 2002, and (ii) as Exhibit 99.2 thereto, the Registrant's press release of May 14, 2002 announcing that it has concluded and resolved a confidential inquiry of its accounting practices and policies undertaken by the staff of the SEC.
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                             Edison Schools Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2002                  By: /s/   David A. Graff
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                                       David A. Graff
                                       General Counsel and Senior Vice President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                  EXHIBIT A
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      Current Report on Form 8-K, as filed with the SEC on May 15, 2002